L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750, Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

October 9, 2014

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Resource Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-32733

Dear Ms. Marrone and Mr. Demarest:

On behalf of Resource Capital Corp. (the “Company”), this letter is to respond to comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 set forth in Ms. Marrone’s letter dated September 25, 2014. For convenience, we set forth each comment in italics, followed by the Company’s response.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42 Funds from Operations, page 77

1.	Please explain the REIT tax planning adjustments included in AFFO.

The Company advises that, to date, the REIT tax planning adjustments have been the following: first, with respect to properties that the Company acquires through foreclosure, adjustments for taxes related to property operations that are estimated and accrued as of the time of foreclosure; second, adjustments for tax estimates with respect to the final resolution of the foreclosed property when it is listed for sale; and third, adjustments made in fiscal 2012 relating to the Company’s election during a limited period in that year to treat four of its subsidiaries as taxable REIT subsidiaries. The Company considers the adjustment referred to in “third,” above, to be non-recurring.

2.
Please explain why gains on sale of property were characterized as cash items and added back to arrive at AFFO. In addition, please explain why certain gains on the extinguishment of debt have been characterized as cash items and whether or not these gains have already been included in GAAP net income.

The Company advises that gains on the sale of property are required to be excluded from FFO under the National Association of Real Estate Investment Trusts’ definition of FFO, which the Company has adopted in its filings. As described in “Funds from Operations,” since AFFO is a non-GAAP cash flow measure, in calculating AFFO the Company adds back to FFO the portion of the gains that represent cash realized in connection with the gains. The non-cash portion of the gains is not included. In both fiscal 2012 and fiscal 2013, gains on the sale of property were entirely realized cash gains.

The Company advises further that it records gains on the extinguishment of debt when appropriate under GAAP. These gains often are not initially realized in the form of cash but represent the difference between the par amount of debt extinguished (or purchased) and the amount the Company paid to buy and extinguish the debt. While such gains are appropriately recognized for GAAP purposes, the Company does not recognize such gains for AFFO purposes until realized in the form of cash.

Consolidated Statements of Income, page 91

3.
Please revise the income statement in future filings to present 1) equity in net earnings (losses) of unconsolidated subsidiaries, 2) net realized gain on sales of investment securities available-for-sale and loans, 3) net realized and unrealized (loss) gain on investment securities, trading and 4) unrealized (loss) gain on linked transactions in the “Other” section below operating expenses, or explain to us in detail why you believe each of these items meets the definition of revenue, citing relevant accounting literature.

The Company advises that it has relied upon the overarching guidance in Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“Concept 6”), in classifying such line items as revenue in its consolidated statements of comprehensive income (loss).

Concept 6 defines revenues, gains and losses as elements used in the financial statements of business enterprises as follows:

•
Revenues - Inflows or other enhancements of assets of an entity or settlement of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major and central operations.

•
Gains/Losses - Increases or decreases in equity (net assets), respectively, from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.

The Company believes the current classification of the referenced line items (along with the other items classified as revenue on the Company’s statement of income) as a whole represent the historical results of the ongoing investment decisions relevant to and at the core of the execution of the Company’s investment strategy. The Company believes that these items are at the core of its operations because each of these items reflects the results of management’s decisions in the execution of the Company’s investment strategies pertaining to its ongoing major and central operations of investing in and financing investments in commercial real estate assets, commercial mortgage-backed securities and, to a lesser extent, commercial finance assets and other investments. Including such items in revenues allows investors to appropriately assess the ongoing investment activity of the Company’s operations and its ability to maintain or increase its dividends. The Company believes that, to include such items in “Other,” below operating expenses, would imply that such transactions are peripheral or incidental to the Company’s business, which it does not believe to be an accurate portrayal of the results of its operations.

Note 2- Summary of Significant Accounting Policies, page 98

Income Taxes, page 102

4.
We note that Apidos CDO I, Apidos CDO III, Apidos Cinco CDO and Whitney CLO I have undergone several reorganizations in recent years, and the impact that each of these reorganizations has had on the inclusion of the subsidiaries’ operations in taxable income. Please tell us and disclose the impact that these reorganizations have had, if any, on your VIE and primary beneficiary analysis for each of the subsidiaries.

The Company advises that the reorganizations to which the section “Income Taxes” in Note 2 to the financial statements refers were elections, for federal income tax purposes, to treat several of its subsidiaries as “taxable REIT subsidiaries” (“TRS”) rather than “qualified REIT subsidiaries” (“QRS”) for the limited periods of time disclosed in the Note; and then to change the TRS elections back to QRS elections. While these were technically reorganizations for federal income tax purposes, since there was no change in ownership structure during the relevant periods there was no impact on the Company’s VIE or primary beneficiary analysis.

Note 5 - Restricted Cash, page 111

5.	Please disclose your policy for classification of restricted cash on the consolidated statements of cash flows.

The Company advises that in determining the classification of items of restricted cash in the consolidated statements of cash flows as either operating, investing, or financing cash flows, the Company considers the nature of the economic transaction(s) that gave rise to such restricted cash flows. The Company further advises that it will prospectively include the following policy disclosure related to the classification of restricted cash on the consolidated statements of cash flows in Note 2 - Summary of Significant Accounting Policies of its Form 10-K, under the subheading “Cash and Cash Equivalents”:
“In the consolidated statements of cash flows, the Company classifies restricted cash based upon whether the underlying transactions producing such cash flows involve the Company’s operational activities, investment activities or financing activities set forth in the consolidated statements of cash flow.”
The requested written statement from the Company is attached to this letter.

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey

Resource Capital Corp acknowledges that:

1.	It is responsible for the adequacy and accuracy of its Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”);

2.
Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2013 10-K; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESOURCE CAPITAL CORP.
By: /s/ David J. Bryant
David J. Bryant
Chief Financial Office
Dated: October 09, 2014